May 18, 2005

Mail Stop 0510


By U.S. Mail and facsimile to (214) 880-3599

Donald F. McAleenan, Esq.
Senior Vice President and General Counsel
Builders FirstSource, Inc.
2001 Bryan Street, Suite 1600
Dallas, Texas 75201

      Re: 	Builders FirstSource, Inc.
Amendments Nos. 1 and 2 to Form S-1 filed April 27, 2005
File No. 333-122788


Dear Mr. McAleenan:

      We have reviewed your filing and have the following comments.
Please note that page references in this letter reference the location of corresponding information in Amendment number 2. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. The financial statements should be updated to comply with Rule
3-
12 of Regulation S-X at the effective date of the registration statement. In addition, the pro forma information and management`s discussion and analysis should be updated as well.

2. Include an updated signed consent of your independent accountants with your amended registration statement.

3. Where you refer generically to "other publicly available information," supplementally provide this information and disclose the source of this information in your prospectus. Please highlight the information that you rely upon for ease of reference.

About this prospectus, page i

4. Please delete the last sentence regarding more recent data affecting your estimates of market position.

Prospectus summary, page 1
Our Company

5. Please revise statements throughout the prospectus that you are one of the top two suppliers of your product categories to Production
Homebuilders to clarify them as your beliefs or otherwise disclose the source for the statements. Please also comply with respect to the following statements: "the market share of the ten largest Production Homebuilders tripled . . ."; "our distribution centers average $32.6 million of annual sales, which is higher than any of our competitors . . ."; "we are one of the largest manufacturers of
Prefabricated Components . . ."; "we compete in the professional segment ("Pro Segment") of the U.S. residential new construction building products and supply market, which is estimated to have 2004 annual sales of $117 billion"; and "the top ten Pro Segment
suppliers
account for . . . ."

Risk Factors, page 8

6. Please provide a risk factor regarding the fact that you restated financial statements and the risks to the company resulting from this.

Notes to Unaudited Pro Forma Condensed Consolidated Balance
Sheets,
page 27

7. Please revise your income from continuing operations caption on page 26 so that it is clear to your readers that this amount excludes non-recurring charges. Refer to Rule 11-02(a)(5) of Regulation S-X.

Management`s Discussion and Analysis, page 29
General

8. We have noted your response to our prior comment number 56. The disclosure of the aggregate intrinsic value of all outstanding options based on the estimated IPO price in your MD&A is recommended by paragraph 180 of the AICPA Audit and Accounting Practice Aid Series, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

9. In consideration that you did not obtain a contemporaneous valuation, but rather a retrospective valuation of your fair value as of March 1, 2004, please provide the disclosures presented in paragraph 182 of the AICPA Audit and Accounting Practice Aid Series,
Valuation of Privately-Held-Company Equity Securities Issued as Compensation, in your MD&A section.
Results of Operations, page 33

10. We have noted your response to our prior comment number 21. The purpose of the Management`s Discussion and Analysis section is to provide a narrative explanation of a company`s financial statements that enables investors to see the company through the eyes of management. By providing an analysis of your gross margins on manufactured products compared to distributed products, readers of your financial statements are provided a better analysis to make an investment decision. Refer to Securities Act Release No. 8350, "Interpretation: Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations" (Dec. 29, 2003).

11. We note your response to comment 22 of our letter dated March
14,
2005. Please revise your disclosure, where you have not done so, to state the extent to which material changes in operating results are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. See Regulation S-K, Item 303(a)(3)(iii). When causes are identified, disclose the dollar amount related to the cause, if practicable. In addition, your disclosure should also include management`s insight for readers to understand if these trends in your product sales are sustainable in the future. Finally, although it is not mandatory in an initial registration statement, it is often helpful to readers if you include quarterly information in your MD&A section to help identify trends by including either quarterly data for two years or at least the most recently completed fiscal year and the current interim period.

12. Please revise your disclosure to discuss how the factors identified under competitive strengths on pages 3 and 4 affected reported revenue and expense for the periods discussed, as it is unclear how you have complied with comment 23 of our previous letter.

13. We note your response to comment 25 of our prior letter, as well as your risk factor disclosure on page 12 that you experience variability in revenues and earnings based, in part, on volatility in the price of lumber and wood products and disclosure on page 34 that
Lumber and Lumber Sheet Goods is your most significant product category. Please briefly revise your disclosure to state the impact of inflation and changing prices on your net sales and revenues. See
Regulation S-K, Item 303(a)(3)(iv).

2004 compared with 2003, page 33
Interest Expense, page 35

14. We note your response to comment 26 of our previous letter.
Please revise this section to quantify the change in your average debt level and average interest rates from the year ended December 31, 2003 to the year ended December 31, 2004.

15. Please revise your disclosures of prefabricated component sales and gross margin percentage to present comparative information for 2003 and 2004, rather than 2002 and 2004.

Liquidity and Capital Resources, page 37

16. Please discuss the significant increase in your Accounts
Payable
balance year over year in your operating activities discussion.
Explain the reason for the $29.6 million increase in accounts payable between December 31, 2003 and 2004.

17. Your disclosure in financing activities states net cash provided by financing activities was $30.7 million. Per your Consolidated
Statements of Cash Flows, this was net cash used in financing activities.

Disclosures of Contractual Obligations and Commercial Commitments, page 41

18. Please explain to us why your interest on long term debt after
5
years is lower than earlier years in comparison that the balance due on long-term debt after 5 years is significantly higher than in the earlier individual years presented. Please give us a schedule that shows the annual interest expense through maturity of the long term debt outstanding at March 31, 2005.

Business, page 48
Our Strategy, page 50

19. We note your supplemental response to comment 33 in our prior letter. Please revise this section to disclose this information in your prospectus.

Competition, page 56

20. Please discuss the negative aspects created by your competition pursuant to Item 101(c )(x) of Regulation S-K

Facilities and Properties, page 57

21. We note your response to comment 35 in our letter dated March
14,
2005. Please revise this section to disclose the material provisions of your lease agreements for rented properties.




Principal and Selling Stockholders, page 72

22. Revise your disclosure to provide this information as of the most recent practicable date as required by Item 403 of Regulation S-K.

23. Please state in your prospectus whether Poole Holdings, Inc. is a broker-dealer or an affiliate of a broker-dealer or confirm to us supplementally that no selling security holder is a broker-dealer or an affiliate of a broker-dealer. We may have additional comments upon review of your response.

Certain Related Party Transactions, page 74

24. We note your response to comment 39 of our previous letter as well as your tabular disclosure of principal and selling stockholders on page 72. Please supplementally confirm that the shareholders to whom you paid the amounts listed in Note 17 were not, individually or together, among the parties listed in Item 404(a) to Regulation S-K.

Shares Eligible for Future Sale, page 81
Sale of Restricted Shares and Lock-Up Agreements, page 81

25. Please disclose the information in your response to comment
40.

Underwriting, page 86

26. Please supplementally confirm that members of the underwriting syndicate will ask for affirmative reconfirmation of interest by customers from whom they receive indications of interest in your shares after this registration statement is declared effective.

Experts, page 90

27. Your response to our prior comment number 44 is unclear to us. You have referred to these experts in your Form in the following three circumstances: Note 7, Facility Closure Costs, at page F-18 ("The estimated fair value was determined based on a quoted market price as estimated by an independent third party."); Note 9, Discontinued Operations, at F-20 ("During 2004, the Company received an updated estimated market price from an independent third party for the real estate and based on the revised estimate, recorded an additional impairment of approximately $0.2 million based on the results of the valuation."); and, in your initial filing, Note 5, Discontinued Operations, at F-39 (same). In each of these circumstances, you have disclosed that you have relied on these experts to determine a fair value in order to book amounts. As you have referred to these experts, please identify and file their consents in accordance with Rule 436(b) of Regulation C as you appear to summarize portions of the independent third party`s calculation of the "estimated fair value."


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Ryan Rohn, Staff Accountant, at (202) 824-
5525
or Nathan Cheney, Assistant Chief Accountant, at (202) 942-1804 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at
(202) 824-5495 or me at (202) 942-2864 with any other questions.



Sincerely,




Jennifer Hardy
Branch Chief


cc: 	Allison L. Amorison, Esq. (via facsimile 302/651-3001)
	Skadden, Arps, Slate, Meagher & Flom LLP
	One Rodney Square
	P.O. Box 636
	Wilmington, Delaware 19899-0636
??

??

??

??

Donald F. McAleenan
Builders FirstSource, Inc.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE